EXHIBIT 99.1

GameSquare Celebrates Success of Inaugural Dallas Cowboys Game Time Fortnite Tournament, Announces Tournament 2 Rocket League Finals

The Tournament 2 Rocket League Finals to be held on July 27 and streamed on the Dallas Cowboys’ YouTube channel

July 24, 2023, Frisco, Texas – The Dallas Cowboys and GCN, a GameSquare Holdings company (NASDAQ: GAME | TSXV: GAME), are thrilled to announce the success of the first-ever Dallas Cowboys Game Time Tournament, powered by Lenovo. This groundbreaking Fortnite tournament, featured more than 300 participants and captured the attention of gaming enthusiasts with 11,347 concurrent viewers (CCV) and a total of 133,211 unique views during the live stream.The finals saw 93 players compete for an unforgettable trip to the Super Bowl LVIII.

Building on the triumph of the first tournament, GameSquare is excited to announce the Finals of the Dallas Cowboys Game Time Tournament 2, featuring Rocket League. The Finals are scheduled for Thursday, July 27, 2023, starting at 3:00 PM Central. Spectators can tune in to the action on the official Dallas Cowboys YouTube channel (www.youtube.com/@DallasCowboys).

"We are ecstatic about the overwhelming response and engagement we received for the inaugural Dallas Cowboys Game Time Tournament," said Justin Kenna, CEO of GameSquare. "The remarkable number of signups and the impressive viewership numbers are a testament to the growing influence of esports and the incredible support of the gaming community. We are grateful to all the participants, viewers, and our valued partners for making this event a resounding success."

The Tournament 2 Finals will feature the most skilled Rocket League duos battling for victory and the chance to become VIPs at this season’s Dallas Cowboys Training Camp. GameSquare is proud to announce that the casting lineup for the Tournament 2 Finals will include prominent figures from the gaming community, Karma and Herculyse, who will provide expert analysis and commentary.

"We are thrilled to see so much excitement surrounding the series and to announce the Tournament 2 program and Finals of the Dallas Cowboys Game Time Tournament," said Rob Sender, Director of Brand and Marketing at the Dallas Cowboys. "This collaboration with GameSquare has provided a remarkable platform for gamers to showcase their skills and engage with our passionate fanbase. We look forward to the intense competition and exciting gameplay in the Rocket League Finals."

To join the Game Time community and stay updated on the tournament, players can register and find more information on the Rivals website: www.rivalgames.com/play/dallascowboysgametime.

GameSquare remains dedicated to delivering exceptional esports experiences and fostering a vibrant gaming community. Stay tuned for more updates on future tournaments and exciting collaborations.

About Gaming Community Network

GCN is the only independent media group completely dedicated to gaming and esports across community sites, content producers, influencers and tournament/event operators. Bridging the gap between traditional media and gaming with a "Gamer First" promise, GCN’s aggregated & integrated proprietary media network reaches 65M+ MAUs in the US and 115M+ MAUs globally, driving scale for premium content designed to provoke and share conversations. GCN builds bespoke strategy solutions from content creation to full-scale tournaments for any endpoint, be it social, broadcast TV or live stream. GCN collaborates with its partners to deliver memorable experiences for gamers and brands. Learn more at GCN.gg or follow on LinkedIn.

About GameSquare Holdings Inc. (NASDAQ:GAME | TSXV:GAME)

GameSquare is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GAME's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

About Lenovo

Lenovo (HKSE: 992) (ADR: LNVGY) is a US$70 billion revenue global technology powerhouse, ranked #171 in the Fortune Global 500, employing 82,000 people around the world, and serving millions of customers every day in 180 markets. Focused on a bold vision to deliver smarter technology for all, Lenovo has built on its success as the world’s largest PC company by further expanding into key growth areas including server, storage, mobile, solutions and services. This transformation together with Lenovo’s world-changing innovation is building a more inclusive, trustworthy, and sustainable digital society for everyone, everywhere. To find out more visit https://www.lenovo.com, and read about the latest news via our StoryHub.

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